Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

						For the Three Months Ended March 31, 2018

	2013	2014	2015	2016	2017
Earnings:
Income before income taxes	$401,876	$501,272	$530,138	$109,370	$184,527	$2,621
Add: fixed charges	24,931	39,274	27,123	18,330	20,507	3,692
Earnings	$426,807	$540,546	$557,261	$127,700	$205,034	$6,313
Fixed Charges:
Interest expense[1]	$24,871	$39,211	$27,059	$18,267	$20,221	$3,585
Estimated interest portion of rent expense[2]	60	63	64	63	286	107
Fixed charges	$24,931	$39,274	$27,123	$18,330	$20,507	$3,692
Ratio of earnings to fixed charges	17.12	13.76	20.55	6.97	10.00	1.71
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.